[LOGO OF AMERICAN GENERAL LIFE INSURANCE COMPANY]

Jennifer P. Powell
Associate General Counsel
Direct Line (713) 831-4954
FAX  (713) 620-4924
E-mail:
Jennifer.Powell@aglife.com

Via Edgar, Electronic Mail and Overnight Mail

April 17, 2013

Mr. Min S. Oh
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Separate Account USL VL-R ("Registrant")
The United States Life Insurance Company in the City of New York
("Depositor")
Amended Registration Statement on Form N-6
	File Nos. 333-151575 and 811-09359


Dear Mr. Oh:

	Thank you for the comments provided to us on April 2, 2013. We have considered your comments and provided the following responses:

1.	General Comment

Comment - Please disclose the existence of any third party guarantees or support agreements to the Staff.

Response - The Depositor is party to a capital maintenance agreement with its parent, AIG. The existence of the agreement is disclosed in the SAI and a copy attached as an exhibit to the registration statement. For policies issued prior to April 30, 2010, the Depositor is party to a guarantee agreement with American Home Assurance Company, an affiliate of the Depositor. This guarantee agreement was terminated with regard to new policies issued after April 30, 2010. The financial statements of American Home are included in the registration statement as a result of the guarantee agreement.

2.	General Comment

Comment - If Registrant is relying on Rule 12h-7, please provide appropriate representation, per guidance 33-8996 on 1/8/09.

Response - We will add the following disclosure on page 72 of the prospectus:

Rule 12h-7 disclosure. In reliance on the exemption provided by Rule 12h-7 of the Securities Exchange Act of 1934 ("'34 Act"), US
Life does not intend to file periodic reports as required under the '34 Act.

3.	General Comment

Comment - Note that the contract name on the cover page should be identical to the EDGAR class identifier.

Response - The EDGAR class identifier will be updated to match the contract name on the cover page.

4.	Front and Back Cover Page

a.	Comment - Add note that prospectus describes all material rights or all material features under the policy.

	Response - The first sentence of the Front Cover page has been amended to read as follows:

	This prospectus describes all material rights and features of the Protection Advantage Select flexible premium variable universal life insurance Policies issued by US Life.

b.	Comment - The prospectus indicated that it is sold on several jurisdictions. Please confirm which jurisdictions the depositor is licensed to do business. If depositor only does business in one jurisdiction, revise references to other jurisdictions.

	Response - The Depositor is licensed to do business in multiple jurisdictions, but the policies are only available in the state of New York. The prospectus has been amended to reflect that the policies are only available in the state of New York, and references to specific other jurisdictions have been deleted.

5.	Summary of Policy Benefits

a.	Comment - Disclose guaranteed minimum annual effective rate for the Fixed Accounts on pages 8 and 30.

	Response - The guaranteed minimum annual effective interest rate of 2% has been added in both places.

b.	Comment - In the Tax Benefits discussion on page 8, disclose that the death benefit may be subject to estate taxes.

	Response - The following sentence from page 8 of the prospectus has been edited to add the italicized text:

	Generally, under federal tax law, the death benefit under a qualifying life insurance policy is excludable from the gross income of the beneficiary, but the death benefit may be subject to federal estate taxes if the insured has incidents of ownership in the policy. In addition, under a qualifying life insurance policy, cash value builds up on a tax deferred basis and transfers of cash value among the available investment options under the policy may be made income tax free.

6.	Tables of Fees and Charges

a.	Comment - The preamble to the Tables of Fees and Charges should be revised to more accurately reflect the disclosure required by Item
3 of form N-6.

	Response - The preamble preceding the Tables of Fees and Charges on page 11 of the prospectus is replaced with the text below:

	The following tables describe the fees and charges that you will pay when buying, owning, and surrendering the Policy. The first tables describe the fees and charges that you will pay at the time that you buy the Policy, surrender the Policy, or transfer accumulation value between investment options. No Policy owner will be charged more than the amount we show under the "Maximum
Guaranteed Charge" columns.

b.	Comment - Reduce the amount of narrative in the tables themselves, moving the detailed narrative to the footnotes.

	Response - The Monthly Charge, Daily Charge, Accidental Death Benefit and Waiver of Monthly Deduction tables have been updated as requested and are included below:

                          Periodic Charges


Charge         When Charge is       Maximum Guaranteed     Current Charge
               Deducted             Charge

Monthly
Charge per
$1,000 of
Base
Coverage(1)

Maximum       Monthly, at the      $2.75 per $1000 of     $2.75 per $1000
Charge(2)     beginning of each    base coverage          of base
              Policy month.(3)                            coverage

Minimum
Charge(4)      Monthly, at the      $0.14 per $1000 of      $0.14 per
               beginning of each    base coverage           of base
               Policy month (3)                             coverage

Example         Monthly, at the      $0.25 per $1000 of     $0.25 per
                                                            $1000
Charge(5)        beginning of each    base coverage       of base
                Policy month.(3)                            coverage

Daily Charge    Daily                annual effective       annual
 (mortality and                     rate of 0.70%(7)        effective
 expense risk                                               rate of
 fee                                                        0.20%(7)

Policy years
1-10(6)



                                Periodic Charges

Charge          When Charge is       Maximum Guaranteed      Current Charge
                Deducted             Charge

Policy Loan     Annually, at the     Accrues daily at        Accrues daily at
Interest        end of the Policy    annual effective rate   annual effective
Charge          year                 of 3.75% of the loan    rate of 3.75% of
                                     balance                 the loan balance

__________________________


	1 The Monthly Charge per $1,000 of base coverage will vary based on the amount of base coverage and the insured person's sex, age and premium class. See "Base coverage and supplemental coverage" on page 32. The Monthly Charge per $1,000 of base coverage shown in the table may not be typical of the charges you will pay. Page 3A of your Policy will indicate the initial Monthly Charge per $1,000 of base coverage applicable to your Policy. Your Policy refers to this charge as the "Monthly Expense Charge for the First Three Years." More detailed information covering your Monthly Charge per $1,000 of base coverage is available on request from our Administrative Center, shown under "Contact Information" on page 5 of this prospectus, or your US Life representative. There is no additional charge for any illustrations which may show various amounts of coverage.

	2 The maximum charge is for a 75 year old male, standard tobacco, with a Specified Amount of $360,000, of which $360,000 is base coverage.

	3 The charge is assessed during the first 3 Policy years and during the first 3 Policy years following an increase in base coverage. The charge assessed during the 3 Policy years following an increase in base coverage is only upon the amount of the increase in base coverage.

	4 The minimum charge is for an 18 year old female, with a Specified Amount of $360,000, of which $36,000 is base coverage.

	5 The example charge is for a 38 year old male, preferred non-tobacco, with a Specified Amount of $360,000, of which $306,000 is base coverage.

	6  After the 10th Policy year, the maximum daily charge will be as follows:
		 	Policy years 11-20...........annual effective rate of 0.35%
		 	Policy years 21+..............annual effective rate of
0.15%
		These reductions in the maximum amount of the daily charge are guaranteed.

7 The annual effective rate is the annual effective rate of accumulation value invested in the variable investment options.







                                 Periodic Charges for
                                Optional Benefit Riders

Optional Benefit    When Charge is      Maximum Guaranteed   Current Charge
Rider               Deducted            Charge

Accidental Death
Benefit(1)

 Maximum Charge(2) Monthly, at the     $0.13 per $1,000    $0.13 per
                   beginning of each   of rider coverage  $1,000 of
                   Policy month                            coverage
                                                           rider


  Minimum Charge(3)  Monthly, at the    $0.06 per $1,000   $0.06 per
                    beginning of each   of rider coverage  $1,000 of rider
                    Policy month                            coverage

  Example Charge(4)  Monthly, at the      $0.06 per $1,000  $0.06 per
                    beginning of each    of rider coverage  $1,000 of rider
                    Policy month                            coverage

_______________

            1 The charge for the Accidental Death Benefit Rider will vary based on the insured person's age.

	2  The maximum charge is for a 65 year old.

	3  The minimum charge is for a 29 year old.

	4  The example charge is for a 38 year old.


                      Periodic Charges for
                     Optional Benefit Riders

Optional Benefit   When Charge is   Maximum Guaranteed  Current Charge
Rider              Deducted         Charge

Waiver of Monthly
Deduction (1)

Maximum Charge (2) Monthly, at the  $0.40 per $1,000   $0.40 per $1,000
                   beginning of     of net amount at   of net amount at
                   each Policy      risk attributable  risk attributable
                   month            to the Policy      to the Policy

Minimum Charge (3) Monthly, at the  $0.02 per $1,000   $0.02 per $1,000
                   beginning of     of net amount at   of net amount at
                   each Policy      risk attributable  risk attributable
                   month            to the Policy       to the Policy

Example Charge (4) Monthly, at the  $0.03 per $1,000   $0.03 per $1,000
                   beginning of     of net amount at    of net amount at
                   each Policy      risk attributable  risk attributable
                   month            to the Policy       to the Policy


_______________

	1 The charge for the Waiver of Monthly Deduction Rider will vary based on the insured person's age when we assess the charge.

	2  The maximum charge is for a 59 year old.

	3  The minimum charge is for an 18 year old.

	4  The example charge is for a 38 year old.


7.	Separate Account USL VL-R

Comment - On page 22 of the prospectus, correct the last sentence of the second paragraph from referring to "Separate Account assets" to referring to "US Life assets."

	Response - The requested edit was made to page 19 of the prospectus.

8.	Investment Options

Comment - Please consider for clarity adding the information in the footnotes to the table as parentheticals.

Response - As appropriate, the footnotes have been moved into the table as parenthetical information.

9.	Bolded Language - Investment Options

Comment - Include instructions on how to obtain the fund prospectuses in the bold.

Response - The text has been bolded and expanded as shown below:

Please check the Income Advantage Select webpage at www.americangeneral.com to view the Fund prospectuses and their supplements, or contact us at our Administrative Center to request copies of Fund prospectuses and their supplements.


10.	Fees and Charges - M&E Charge

Comment - On page 62 of the prospectus, with regard to M&E
Charges, cross reference to page 65 to explain the charge.

       Response - The requested cross reference has been added.


11.	Monthly Charges

Comment - Adjust discussion of Overloan Protection Rider in the fee table to be in the Rider section, to resolve the current conflicting locations of transaction charges in the tables and rider cost in the fee discussions later in prospectus.

Response - The fee tables have been updated to move the Overloan
Protection Fee information to the Rider section, as shown below:

       The next tables describe the fees and expenses that you will pay on a transaction basis or periodically if you elect an optional benefit rider during the time that you own the Policy.


                       Transaction Fees for
                       Optional Benefit Riders

Optional Benefit       When Charge is Maximum Guaranteed Current Charge
Rider                  Deducted       Charge

Overloan Protection
Rider

One-Time Charge        At time rider   5.0% of Policy's  3.5% of
                       is exercised    accumulation      Policy's
                                       value at time     accumulation
                                       rider is          value at time
                                       exercised         rider is
                                                         exercised

                       Transaction Fees for
                       Optional Benefit Riders

Optional Benefit       when Charge is Maximum Guaranteed Current Charge
Rider                  Deducted       Charge



                       Periodic Charges for
                     Optional Benefit Riders

Optional Benefit    When Charge is   Maximum Guaranteed  Current
Rider               Deducted         Charge              Charge

Accidental Death
Benefit (1)

Maximum Charge (2)   Monthly, at the  $0.13 per $1,000   $0.13 per
                     beginning of     of rider coverage  $1,000 of
                     each Policy month                   rider coverage

Minimum Charge (3)   Monthly, at the  $0.06 per $1,000   $0.06 per
                     beginning of     of rider coverage  $1,000 of
                     each Policy month                   rider coverage

Example Charge (4)   Monthly, at the  $0.06 per $1,000   $0.06 per
                     beginning of     of rider coverage  $1,000 of
                     each Policy month                   rider coverage

Children's Insurance
Benefit              Monthly, at the  $0.43 per $1,000   $0.43 per
                     beginning of     of rider coverage  $1,000 of
                     each Policy month                   rider coverage



12.	Guarantee Benefit Balance

 Comment - Please disclose the accumulation rate for the guarantee benefit balance.

Response - The accumulation rate is 5%. The disclosure on page 46 of the prospectus has been updated as shown below:

       Guaranteed Benefit Balance - Before the withdrawal period begins and during the eligibility period, we guarantee that an amount equal to what we refer to as the Guaranteed Benefit Balance may be withdrawn over the withdrawal period. Before the first withdrawal during the eligibility period, the Guaranteed Benefit Balance will be calculated as follows:

	we will add all premiums paid (limited in each Policy year after the first, to the amount of premium paid during the first Policy year);

	less all partial withdrawals;
	plus interest at the Accumulation Rate of 5%; and we will subtract the Policy loan balance; and

	we will subtract an amount equal to the sum of the monthly guarantee premiums (described in the "Monthly guarantee period benefit" section of this rider description) from the date of issue until the current month, (but not beyond the end of the monthly guarantee period) plus interest at the Accumulation Rate of 5%.


13.	Federal Tax Considerations/Legal Proceedings

Comment - Confirm that this Language is current and in compliance with Item 12 of the Form.

Response - The tax disclosures and legal proceedings sections have been brought current and in compliance with Item 12 of Form N-6 as part of the 485(b) we will file this month.

14.	SAI Comment - Compensation

Comment - Confirm if any fees paid to AGL in 2012 (AGLC services fees paid disclosure only for 2010 and 2011)

Response - In 2012, USL paid AGL fees of $135,806,144. The services disclosure section has been updated as shown below:

       US Life and American General Life Companies, LLC ("AGLC"), were previously parties to a services agreement. US Life and AGLC were both wholly-owned subsidiaries of AIG and therefore affiliates of one another. AGLC was a Delaware limited liability company established on August 30, 2002. Prior to that date, AGLC was a Delaware business trust. Its address was 2727-A Allen Parkway, Houston, Texas 77019-2191. Under the services agreement, AGLC provided shared services to US Life and certain other life insurance companies under the AIG holding company system at cost. Those services include data processing systems, customer services, product development, actuarial, internal auditing, accounting and legal services. During 2011 and 2010, US Life paid AGLC for these services $112,436,425 and $95,355,628, respectively.

       AGLC was merged into American General Life Insurance Company ("AGL") at the end of 2011. AGL is an affiliate of US Life. AGL now provides all services to US Life previously provided by AGLC. During 2012, US Life paid AGL for these services $135,800,144.

15.	SAI Comment - Capital Maintenance Agreement

Comment - Provide a brief description of the Capital Maintenance
Agreement.

Response - A brief description of the Capital Maintenance
Agreement has been added to the SAI, as shown below:

       On March 30, 2011, AIG and AGL entered into an Unconditional Capital Maintenance Agreement ("CMA"). As a result, the financial statements of AIG are incorporated by reference below. Among other things, the CMA provides that AIG would maintain AGL's total adjusted capital at or above a certain specified minimum percentage of AGL's projected company action level risk-based capital (as defined under applicable insurance laws). AIG does not underwrite any contracts referenced herein.


16.	Part C Comment - Capital Maintenance Agreement

Comment - Add Capital Maintenance Agreement as an exhibit to the registration statement.

Response - The Capital Maintenance Agreement will be included as an exhibit to the registration statement.

17.	Tandy Representations

Comment - Please add Tandy Representations prior to filing B amendment.

		Response - Tandy Representations are made below.

Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United
States.

	We will file all revisions and all relevant exhibits and financial statements in a post-effective amendment to the registration statement on or about April 26, 2013. If you have any further questions, please contact me at 713-831-4954.

Very truly yours,

JENNIFER P. POWELL

Jennifer P. Powell
Associate General Counsel


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